Filed Pursuant to Rules 424(b)(3) and 424(c)

Registration Number: 333-152710

PROSPECTUS SUPPLEMENT #20

(to prospectus dated August 1, 2008 and to

prospectus supplements #1 through #19 dated

respectively, November 20, 2008, December 8, 2008,

February 11, 18 and 27, 2009, May 7 and 13, 2009,

June 2 and 5, 2009, July 31, 2009, September 15 and 17, 2009,

October 1 and 30, 2009, November 13 and 20, 2009,

December 2 and 18, 2009 and February 5, 2010)

10,000,000 SHARES OF COMMON STOCK

This document supplements the prospectus dated August 1, 2008 relating to the registration of our common stock under our Registration Statement on Form S-4 (SEC Registration No. 333-152710), as amended by previous prospectus supplements. This prospectus supplement is incorporated by reference into the prospectus. The information in this prospectus supplements the information set forth under the heading “Resales of Shares” in the prospectus dated August 1, 2008, as amended to date.

This prospectus supplement relates to 48,611 shares of our common stock issued to the entity named under the heading “Resales of Shares” as part of certain earnout payments we paid on February 24, 2010 in connection with the acquisition of certain insurance brokerage businesses from Koster Insurance Agency, Inc. This prospectus supplement and the related prospectus may be used to resell our shares only by the individuals named under the heading “Resales of Shares” and their permitted transferees. You should read this supplement in conjunction with the prospectus and subsequent supplements.

Investing in our common stock involves a high degree of risk. See “Risk Factors,” on page 4 of the prospectus dated August 1, 2008, and those risk factors contained in the documents we incorporate by reference into such prospectus, to learn about factors you should consider before buying shares of our common stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE

SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES

OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY

REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus supplement is dated February 24, 2010.

RESALES OF SHARES

Persons to whom we issue our common stock may want to resell those shares in distributions that would require the delivery of a prospectus. This prospectus may be used by the selling stockholders to sell such shares of common stock. As used in this prospectus, “selling stockholders” may include donees and pledgees selling common stock received from a named selling stockholder.

We will not receive any proceeds from sales by selling stockholders. Any commissions paid or concessions allowed to any broker-dealer, and, if any broker-dealer purchases such shares as principal, any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended. We will pay printing, legal, filing and other similar expenses of this offering. Selling stockholders will bear all other expenses, including any brokerage fees, underwriting discounts or commissions and their own legal expenses.

Selling stockholders may sell the shares of common stock offered by this prospectus in one or more of the following ways:

•	through the New York Stock Exchange or any other securities exchange or quotation service that lists or quotes our common stock for trading as of the time of sale;

•	in the over-the-counter market;

•	in special offerings;

•	in privately negotiated transactions;

•	by or through brokers or dealers, in ordinary brokerage transactions or transactions in which the broker solicits purchases;

•	in transactions in which a broker or dealer will attempt to sell shares as an agent but may position and resell a portion of the shares as principal;

•	in transactions in which a broker or dealer purchases as principal for resale for its own account;

•	through underwriters or agents; or

•	in any combination of these methods.

Selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The transactions above may include block transactions.

Resales by selling stockholders may be made directly to investors or through securities firms acting as underwriters, brokers or dealers. When resales are to be made through a securities firm, the securities firm may be engaged to act as the selling stockholders’ agent in the resale of the shares by the selling stockholders, or the securities firm may purchase securities from the selling stockholders as principal and thereafter resell the securities from time to time. The fees earned by or paid to the securities firm may be the normal stock exchange commission or negotiated commissions or underwriting discounts to the extent permissible. The securities firm may resell the securities through other securities dealers, and commissions or concessions to those other securities dealers may be allowed. Profits, commissions and discounts on sales by persons who may be deemed to be underwriters within the meaning of the Securities Act may be deemed underwriting compensation under the Securities Act.

Selling stockholders may also offer shares of common stock covered by this prospectus by means of prospectuses under other registration statements or pursuant to exemptions from the registration requirements of the Securities Act, including sales that meet the requirements of Rule 144 or Rule 145(d) under the Securities Act. Selling stockholders should seek the advice of their own counsel about the legal requirements for such sales.

The following table sets forth, for the selling stockholders named herein, to the extent known by us, the number of shares of our common stock beneficially owned, the number of shares of common stock offered hereby and the number of shares and percentage of outstanding common stock to be owned after the completion of this offering.

None of the selling stockholders named herein has held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years other than (i) as a result of the ownership of our securities, and (ii) and Teresa Koster has been employed by us as an insurance broker since our acquisition of the assets of Koster Insurance Agency, Inc. on December 17, 2007.

All information contained in the table below is based upon information provided to us by the selling stockholders, and we have not independently verified this information. Selling stockholders may at any time trade all or some of their shares of our common stock without providing notice to us. Therefore, the table set forth below and in comparable tables set forth in previous supplements may not reflect the number of shares of our common stock held by the selling shareholders listed below and in the prior supplements as of the date of this supplement.

The percentage of shares beneficially owned is based on 102,483,371 shares of our common stock issued and outstanding as of January 30, 2010.

Name of Selling Stockholder	Number of Shares Beneficially Owned Prior to the Completion of the Offering	Number of Shares Registered for Sale Hereby	Shares Owned After the Completion of the Offering
			Number	Percent
Teresa Koster (1)	49,722	48,611	1,111	*

*	Less than 1%

(1)	Address is 101 Monmouth Street, #711, Brookline, MA 02446.